COMPASS DIVERSIFIED HOLDINGS
COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

August 24, 2022
VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561
Attn: Beverly Singleton, Andrew Blume
Re:    Compass Diversified Holdings
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34927
Compass Group Diversified Holdings LLC
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34926

Ladies and Gentleman:
    On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “LLC”) (collectively, the "Company"), set forth below is our response to the letter provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 16, 2022 commenting on the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on February 24, 2022 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note C - Acquisition of Businesses, page F-18
1.     We have reviewed your response to comment 1. As part of your proposed disclosure revisions to more fully explain the Holding Company structure you use to conduct your less than wholly-owned business combinations, please ensure that you clearly disclose the pertinent aspects of your intercompany loans. In doing so, disclose that the intercompany loans are funded by Compass Group Diversified Holdings LLC to the Holding Company as part of the Holding Company's initial capitalization and that the Holding Company uses the intercompany loan proceeds to, in turn, fund a portion of the purchase price of the acquired business. In addition, clarify that the selling security holders are not a party to the intercompany loan agreement nor have any obligation to repay the intercompany loans, but rather are a recipient of such proceeds in the purchase consideration.
We will revise our disclosures in future filings to further describe the pertinent aspects of our intercompany loans. We will describe the Holding Company structure that we use to conduct business combinations, and the related funding of the Holding Company to effect the business combination. In particular, we will disclose that the intercompany loans are funded by Compass Group Diversified Holdings LLC to the Holding Company as part of the the Holding Company's initial capitalization and that the Holding Company uses the intercompany loans to, in turn, fund a portion of the purchase price of the acquired business. We will also clarify that the selling security holders are not a party to the intercompany loan agreements nor have any obligation to repay the intercompany loans, but rather are a recipient of such proceeds in the purchase consideration.

Please contact me at (203) 221-1703 and ryan@compassdiversified.com with any questions or further comments regarding our responses to the Staff's comments.

Sincerely,

    /s/ Ryan J. Faulkingham
    Ryan J. Faulkingham
    Chief Financial Officer

cc:    Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
    Mr. Evan A. Toebbe, Squire Patton Boggs (US) LLP
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